FLORIDA DEPARTMENT OF STATE
Division of Corporations

May 25, 2016

CHARLES ZWEBNER
4301 COLLINS AVENUE #203
MIAMI BEACH, FL 33140

The Articles of Incorporation for VOLAERO UAV & DRONES HOLDINGS CORP. were filed on May 19, 2016 and assigned document number P16000045935. Please refer to this number whenever corresponding with this office regarding the above corporation. The certification you requested is enclosed.

PLEASE NOTE: Compliance with the following procedures is essential to maintaining your corporate status. Failure to do so may result in dissolution of your corporation.

To maintain "active" status with the Division of Corporations, an annual report must be filed yearly between January 1st and May 1st beginning in the year following the file date or effective date indicated above. If the annual report is not filed by May 1st, a $400 late fee will be added. **It is your responsibility to remember to file your annual report in a timely manner.**

A Federal Employer Identification Number (FEI/EIN) will be required when this report is filed. Apply today with the IRS online at:

https://sa.www4.irs.gov/modiein/individual/index.jsp.

Should your corporate mailing address change, you must notify this office in writing, to insure important mailings such as the annual report notices reach you.

Should you have any questions regarding corporations, please contact this office at (850) 245-6052.

Neysa Culligan, Regulatory Specialist II
New Filing Section

Letter Number: 316A00011070

State of Florida

Department of State

I certify from the records of this office that VOLAERO UAV & DRONES HOLDINGS CORP. is a corporation organized under the laws of the State of Florida, filed on May 19, 2016.

The document number of this corporation is P16000045935.

I further certify that said corporation has paid all fees due this office through December 31, 2016, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Twenty-fifth day of May, 2016

Ken Detzner
Secretary of State

CR2EO22 (1-11)

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Incorporation of VOLAERO UAV & DRONES HOLDINGS CORP., a Florida corporation, filed on May 19, 2016, as shown by the records of this office.

The document number of this corporation is P16000045935.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Twenty-fifth day of May, 2016

Ken Detzner
Secretary of State

CR2EO22 (1-11)

ARTICLES OF INCORPORATION

In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be: Volaero UAV & Drones Holdings Corp.

ARTICLE II PRINCIPAL OFFICE

Principal **street** address	Mailing address, if different is:
4301 Collins Ave	
#203	
Miami Beach, FL 33140	

ARTICLE III PURPOSE

The purpose for which the corporation is organized is:

Investment in UAV and Drones Technologies

ARTICLE IV SHARES

The number of shares of stock is: 1000

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

Name and Title: Charles Zwebner, Director, CEO & Preside

Address: 4301 Collins Ave
#203
Miami Beach, FL 33140

Name and Title:

Address:

Name and Title:

Address:

Name and Title:

Address:

Name and Title:

Address:

Name and Title:

Address:

Name and Title:______________________ Name and Title:______________________

Address ______________________ Address: ______________________

______________________ ______________________

______________________ ______________________

ARTICLE VI REGISTERED AGENT

The **name and Florida street address** (P.O. Box **NOT** acceptable) of the registered agent is:

Name: Charles Zwebner

Address: 4301 Collins Ave #203

Miami Beach, FL 33140

FILED

16 MAY 19 PM 12: 23

SECRETARY OF STATE
TALLAHASSEE FLORIDA

ARTICLE VII INCORPORATOR

The **name and address** of the Incorporator is:

Name: Charles Zwebner

Address: 4301 Collins Ave #203

Miami Beach, FL 33140

ARTICLE VIII EFFECTIVE DATE:

Effective date, if other than the date of filing: ______________________. (OPTIONAL)
(If an effective date is listed, the date must be specific and cannot be more than five business days prior or 90 business days after the filing.)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

______________________ 5/12/2016
Required Signature/Registered Agent Date

I submit this document and affirm that the facts stated herein are true. I am aware that the false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S.

______________________ 5/12/2016
Required Signature/Incorporator Date